FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 26TH OF JUNE 2014

1.            DATE, TIME AND PLACE: On the 26th of June 2014, at 10:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present, as guests, Mr. Ronaldo Iabrudi, Mr. Christophe Hidalgo and Mrs. Ana Paula Tarossi.

4.            AGENDA: (i) Analysis and discussion on the Company’s financial results regarding April and May of 2014; (ii) Resolve on the proposal of issuance of shares within the Company’s stock option plan; (iii) Resolve on the appointment of Mr. Peter Paul Lorenço Estermann to the position of Executive Vice-President of Strategic Development of the Company; (iv) Resolve on the management’s proposal of amendment to the Company’s By-Laws in order to include a new activity within the Company’s purpose;  (v) Resolve on the management’s proposal on rectification of the following documents: (a) the certificate of incorporation of Stratosfera Administradora S/C Ltda. ("Stratosfera"); and (b) the Valuation Report and the Protocol of the merger of Stratosfera with the Company, in order to facilitate the registration of the lease entered into by the Company and Peninsula Real Estate Fund on the property public registry; (vi) Resolve on the call notice for a General Shareholders’ Meeting of the Company in order to resolve on the items (iv) and (v) of the agenda.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and unanimously approved the following resolutions:

5.1.         Mr. Christophe Hidalgo performed a presentation on the Company’s financial results regarding April and May of 2014, including sales performance, P&L, cash flow, working capital and indebtedness, having the Board members discussed about the information presented.

5.2.         The Board members discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and in accordance to the recommendation of the Finance Committee at the meeting held on June 24th, 2014, unanimously  decided the following:

5.2.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold Series of the Plan, observing the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, approved the capital increase of the Company in the amount of R$ 5,273,199.74  (five million, two hundred and seventy-three thousand, one hundred and ninety-nine Reais  and seventy-four cents), through the issuance of 182,577 (one hundred and eighty-two thousand, five hundred and seventy-seven) preferred shares, being:

(i) 74,874 (seventy-four thousand, eight hundred and seventy-four) preferred shares, at the issuance price of R$54.69 (fifty-four Reais  and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$ 4,094,859.06 (four million, ninety-four thousand, eight hundred fifty-nine Reais  and six cents), in connection with the exercise of A5 Silver Series;

(ii) 74,847 (seventy-four thousand, eight hundred and forty-seven) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 748.47 (seven hundred and forty-eight Reais  and forty-seven cents) in connection with the exercise of A5 Gold Series;

(iii) 8,646 (eight thousand, six hundred and forty-six) preferred shares, at the issuance price of R$64.13 (sixty-four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$ 554,467.98  (five hundred and fifty-four thousand, four hundred and sixty-seven Reais  and ninety-eight cents), in connection with the exercise of A6 Silver Series;

(iv) 8,642 (eight thousand, six hundred and forty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 86.42 (eighty-six Reais  and forty-two cents), in connection with the exercise of A6 Gold Series;

(v) 7,787 (seven thousand, seven hundred and eighty-seven) preferred shares, at the issuance price of R$80.00 (eighty Reais)  per share, determined in accordance with the Plan, in the total amount of R$ 622,960.00 (six hundred and twenty-two thousand, nine hundred and sixty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 7,781 (seven thousand, seven hundred and eighty-one) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 77.81 (seventy-seven Reais  and eighty-one cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company’s By-Laws, including full right to participate in the distribution of interim dividends regarding the 2nd Quarter of 2014.

5.2.2.     Consequently, the Company’s share capital shall pass from R$ 6,780,897,668.95 (six billion, seven hundred and eighty million, eight hundred and ninety-seven thousand, six hundred and sixty-eight Reais  and ninety-five cents) to R$ 6,786,170,868.69 (six billion, seven hundred and eighty-six million, one hundred and seventy thousand, eight hundred and sixty-eight Reais  and sixty-nine cents) divided into 265,137,791 (two hundred sixty-five million, one hundred and thirty-seven thousand, seven hundred and ninety-one) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 165,457,940 (one hundred and sixty-five million, four hundred and fifty-seven thousand, nine hundred and forty) of which are preferred shares.

5.3.         In accordance with the recommendation of the Human Resources and Compensation Committee meeting held on June 25th, 2014, the Board members resolved to appoint Mr. Peter Paul Lorenço Estermann, Brazilian, married, agronomic engineer, holder of identity card No. 206.922.023-1, SSP/RS, enrolled before CPF/MF under No. 279.185.726-53, resident and domiciled at the city and state of São Paulo, with commercial offices at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, to the position of Executive Vice President of Strategic Development, with term of investiture until April 24th, 2016.

5.3.1.     Mr. Peter Paul Lorenço Estermann, now elected, declared, under the penalties of the law, that the is not incurred in any of the crimes set forth in laws that restrict him from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. Mr. Peter Paul Lorenço Estermann will take office in his respective position upon signature of the term of investiture recorded in the appropriate books.

5.3.2.     In view of the above, the Board members ratified and consolidated the composition of the Company’s Statutory Board of Officers, all with terms of investiture up to April 24th, 2016, namely: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira; (ii) Executive Vice President of Finance: Cristophe José Hidalgo; (iii) Executive Vice President of Retail Business: José Roberto Coimbra Tambasco; (iv) Executive Vice President of Personnel: Antonio Sérgio Salvador dos Santos; (v) Investor Relations Officer: Daniela Sabbag Papa; (vi) Executive Vice President of Infrastructure and Strategic Development: Peter Paul Lorenço Estermann; (vii) Officer of Real Estate Business: Alexandre Gonçalves Vasconcellos; and (viii) Officer of Wholesale Business: Belmiro de Figueiredo Gomes.

5.4.         In accordance with the recommendation of the Corporate Governance Committee at the meeting held on June 24th, 2014, the Board members decided to recommend to the shareholders the approval of the proposal of amendment to the Company’s By-Laws in order include a new activity within the Company’s purpose.

5.5.         The Board members decided to recommend to the shareholders the approval of the proposal of rectification of: (a) the certificate of incorporation of Stratosfera; and (b) the Valuation Report and the Protocol of the merger of Stratosfera with the Company, in order to facilitate the registration of the lease entered into by the Company and Peninsula Real Estate Fund on the respective property public registry.

5.6.         The Board members approved the call notice for a General Shareholders’ Meeting in order to resolve on the items (iv) and (v) of the agenda.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings  were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 26th of June, 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Caio Machado Filho. Jean-Charles Naouri, Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Antoine Marie Lazare Giscard d’Estaing, Yves Desjacques, Luiz Aranha Corrêa do Lago e Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 29, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.